Exhibit 99.39

For Immediate Release:

HudBay Celebrates 80 Years of Mining Success

Launches celebration with $1-million contribution

to the Canadian Museum for Human Rights

WINNIPEG, MANITOBA, January 21, 2008 – HudBay Minerals Inc. (TSX: HBM) today marked 80 years of success in Manitoba by announcing a $1-million contribution to the Canadian Museum for Human Rights – Canada’s first national museum outside the national capital area.

The company made the contribution in recognition of its employees – past and present – who have been vital to HudBay’s success. The contribution reflects the shared value of perseverance that is part of Canada’s history of upholding and strengthening human rights. Company executives joined current and former employees as well as special guests Gary Doer, Premier of Manitoba and Vic Toews, Member of Parliament for Provencher and President of the Treasury Board for an event that celebrated the company’s many accomplishments.

“Today recognizes 80 successful years for our company,” said Peter Jones, President and CEO, HudBay. “I’d like to thank our many employees and Manitobans for their support over the years. We look forward to taking on new challenges and seeking out new opportunities as we continue to build on our strengths.”

“HudBay’s operations have been a driving force in this community and in the province,” said Premier Gary Doer. “I am proud to have such a great success story right here in Manitoba and I wish HudBay continued success for the next 80 years and beyond.”

Since its inception, HudBay has discovered 25 mines and is Canada’s third largest producer of zinc and copper metal and the third largest producer in North America of zinc oxide. The company is currently engaged in one of the most aggressive exploration programs in Canada, committing $42.8 million for exploration this year alone.

“This is an exciting time for the mining industry, and as Canadians, we have a lot to be proud of,” said Vic Toews, Member of Parliament and President of the Treasury Board. “HudBay is a world-class company and a significant player on the global stage. On behalf of the federal government, I wish the company and its employees all the best in the future as they continue to grow and expand.”

The Museum is poised to be Canada’s first federal museum devoted to human rights, and the first federal museum outside the national capital area. Located in Winnipeg, it is envisioned to be the largest human rights centre in the world, with a special focus on equipping and educating young people to become human rights leaders and advocates.

“HudBay’s contribution will help ensure Canada’s first Human Rights Museum becomes a beacon around the world for championing human rights and freedoms, a fact of which all Canadians can be proud,” said Gail Asper, National Chair, Canadian Museum for Human Rights.

“Our company was built by Manitobans with a spirit of exploration and perseverance. This Museum will honour the same spirit – the perseverance for human rights. HudBay and its employees continue to build on that pride and through our contribution we look forward to seeing the Museum come to life right here in Winnipeg,” added Peter Jones. “We are thrilled to be a part of this Canadian initiative. This is an exciting time for HudBay and we’re delighted to give back in a way that reflects our global success.”

HudBay intends to recognize its 80 year legacy through a number of internal and community initiatives over the next 12 months, further building on the celebration of today’s event in Winnipeg.

For more information on HudBay’s anniversary celebrations, please visit the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.

HudBay is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Media:
Bob Jones, McKim Cringan George		Katie Clark, Edelman Public Relations
Tel: (204) 284-2221 (ext. 227)	OR	Cell: (416) 200-3394
Email: bob.jones@mckimcg.ca		Email: Katie.clark@edelman.com

Analysts:
Brad Woods, Director, Investor Relations
HudBay Minerals Inc.
Tel: (204) 949-4272 brad.woods@hbms.ca

www.hudbayminerals.com

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